Exhibit 99.1

Nanox Files 2023 Annual Report on Form 20-F

PETACH TIKVA, Israel--(BUSINESS WIRE)—April 22, 2024-- NANO-X IMAGING LTD (“Nanox” or the “Company,” Nasdaq: NNOX), an innovative medical imaging technology company, today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2023, with the U.S. Securities and Exchange Commission (“SEC”) on April 22, 2024. The annual report on Form 20-F, which contains the Company’s audited consolidated financial statements, can be accessed on the SEC’s website at https://www.sec.gov/ and on the Company’s website at https://www.nanox.vision/ under “Financials” in the Investors section.

The Company will provide a hard copy of its annual report containing its audited consolidated financial statements, free of charge, to its shareholders upon request. Requests should be directed to Investor Relations, at IR@nanox.vision.

About Nanox

Nanox (NASDAQ: NNOX) is focused on applying its proprietary medical imaging technology and solutions to make diagnostic medicine more accessible and affordable across the globe. Nanox’s vision is to increase access, reduce costs and enhance the efficiency of routine medical imaging technology and processes, in order to improve early detection and treatment, which Nanox believes is key to helping people achieve better health outcomes, and, ultimately, to save lives. The Nanox ecosystem includes Nanox.ARC— a multi-source Digital Tomosynthesis system that is cost-effective and user-friendly; an AI-based suite of algorithms that augment the readings of routine CT imaging to highlight early signs often related to chronic disease (Nanox.AI); a cloud-based infrastructure (Nanox.CLOUD); and a proprietary decentralized marketplace, through Nanox’s subsidiary, USARAD Holdings Inc., that provides remote access to radiology and cardiology experts; and a comprehensive teleradiology services platform (Nanox.MARKETPLACE). Together, Nanox’s products and services create a worldwide, innovative, and comprehensive solution that connects medical imaging solutions, from scan to diagnosis. For more information, please visit www.nanox.vision.

Contacts

Media Contact:

Ben Shannon

ICR Westwicke

NanoxPR@icrinc.com

Investor Contact:

Mike Cavanaugh

ICR Westwicke

mike.cavanaugh@westwicke.com